UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WATTS WATER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-11499	04-2916536
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

815 Chestnut Street, North Andover, Massachusetts 01845

(Address of Principal Executive Offices) (Zip Code)

Kenneth R. Lepage, Esq.

General Counsel, Chief Sustainability Officer & Secretary

(978) 688-1811

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐          Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Watts Water Technologies, Inc. and its subsidiaries (the “Company”) have determined that many of the products that the Company manufactured or contracted to manufacture during calendar year 2021 contained one or more of the following minerals that are necessary to the functionality or production of those products: tin, tantalum, tungsten and gold (the “conflict minerals”).  Specifically, the Company has determined that many of its products have brass or bronze components that contain tin or have electrical components that contain tin, tantalum, tungsten and/or gold.

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report on Form SD (“Form SD”).  The Conflict Minerals Report includes a description of the Company’s due diligence framework, the measures the Company took to exercise due diligence on the source and origin of the conflict minerals in its products, a description of the Company’s products containing conflict minerals, and the efforts the Company has taken to improve its conflict minerals due diligence.  The Conflict Minerals Report for calendar year 2021 is publicly available on the Company’s corporate website at http://www.wattswater.com/Suppliers.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 of this Form SD is filed as Exhibit 1.01 to this Form SD.

Section 2 — Resource Extraction Issuer Disclosure

Not applicable.

Section 3 — Exhibits

Item 3.01  Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WATTS WATER TECHNOLOGIES, INC.

By:	/s/ Kenneth R. Lepage	Date: May 25, 2022
Kenneth R. Lepage
General Counsel, Chief Sustainability Officer & Secretary